Zarlink Announces Automatic Purchase Plans for Common Shares

OTTAWA, CANADA, December 11, 2009 – Zarlink Semiconductor Inc. (TSX-ZL) today announced that it has entered into automatic purchase plans with a broker in order to facilitate repurchases of its common shares under its normal course issuer bid. Zarlink previously announced that it had received approval from the Toronto Stock Exchange ("TSX") to make a normal course issuer bid to purchase up to 11,971,633 common shares, on May 26, 2009. The normal course issuer bid commenced on May 29, 2009 and ends on May 28, 2010.

Under Zarlink's automatic share purchase plans, Zarlink's broker may repurchase shares under the normal course issuer bid at any time including, without limitation, when Zarlink would ordinarily not be permitted to due to possession of material non-public information or blackout periods imposed by Zarlink on insiders. Purchases will be made by Zarlink's broker based upon the parameters prescribed by the TSX and applicable Canadian and United States securities laws and the terms of the parties' written agreement. The automatic share purchase plans have been reviewed by the TSX and are expected to be effective from December 4, 2009 to December 21, 2009 and from January 2, 2010 to January 31, 2010 respectively. Zarlink is not in possession of material non-public information and has decided that it is in the best interests of the Company to enter into the share purchase automatic plans although insiders are currently under a blackout period imposed by Zarlink. Zarlink may amend, suspend or terminate the automatic share purchase plans only when it does not possess material non-public information.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin – Zarlink Semiconductor
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com